Exhibit 99.3

NOUVEAU MONDE GRAPHITE

TMX | TSX Trust

Voting Instruction Form

I/We, being holder(s) of common shares of Nouveau Monde Graphite Inc. (the "Corporation"), hereby appoint: Mr. Charles-Olivier Tarte, Chief Financial Officer of the Corporation, or, failing him, Ms. Josée Gagnon, Vice President Legal Affairs and Corporate Secretary of the Corporation, or

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To attend the meeting or to appoint someone to attend on your behalf, print that name here as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the direction below (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the special meeting of shareholders of the Corporation (the "**Meeting**") to be held by way of a live webcast at https://virtual-meetings.tsxtrust.com/en/1642 on Wednesday, May 1, 2024 at 10:30 a.m. (Eastern Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

To participate, interact, ask questions or vote at the Meeting, participants will need a control number and the following password: "**nou2024**" (case sensitive). **If you appoint yourself or a proxyholder other than the two individuals listed above, YOU MUST return your voting instruction form ("VIF") by mail, fax, email or Internet to TSX Trust Company ("TSXT") and YOU MUST ALSO either call TSXT at 1-866-751-6315 (toll free in Canada and the United States) or 1 416-682-3860 (other countries) or complete the electronic form available at https://www.tsxtrust.com/control-number-request by 10:30 a.m. (Eastern Time) on April 29, 2024 (or if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting), to properly register yourself or your proxyholder, so that TSXT may provide you or such proxyholder with a 13-digit proxyholder control number via email. Such 13-digit proxyholder control number will differ from the control number set forth on this VIF.** Without a 13-digit proxyholder control number, you or your proxyholder will not be able to participate, interact, ask questions or vote at the Meeting, but will be able to attend as a guest.

Management recommends voting FOR the following resolutions. Voting recommendation is INDICATED TEXT over the box. Please use a dark black pencil or pen.

		FOR	AGAINST
1.	**Mitsui private placement** To consider, and if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out in Schedule "A" of the accompanying management proxy circular (the "**Circular**")) authorizing, among other things, the Corporation to issue to Mitsui & Co., Ltd ("**Mitsui**") 12,500,000 common shares in the capital of the Corporation (each a "**Common Share**"), on a private placement basis, at a price of US$2.00 per Common Share and 12,500,000 Common Share purchase warrants of the Corporation (each a "**Warrant**") to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$25 million issued to Mitsui on November 8, 2022.	☐	☐
2.	**Pallinghurst private placement** To consider, and if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out in Schedule "B" of the Circular) authorizing, among other things, the Corporation to issue to Pallinghurst Bond Limited ("**Pallinghurst**") 6,250,000 Common Shares, on a private placement basis, at a price of US$2.00 per Common Share, and 6,250,000 Warrants, to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$12.5 million issued to Pallinghurst on November 8, 2022.	☐	☐
3.	To consider, and if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out in Schedule "C" of the Circular) to approve the creation of a new control person of the Corporation, being Mitsui.	☐	☐
4.	To consider, and if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out in Schedule "D" of the Circular) to approve the creation of a new control person of the Corporation, being General Motors Holdings LLC.	☐	☐
5.	To consider, and if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out in Schedule "E" of the Circular) to approve the creation of a new control person of the Corporation, being Panasonic Holdings Corporation.	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated for any particular item specified herein, this VIF will be voted as recommended by management or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/we authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear(s) on this VIF. Please see reverse for instructions. All VIFs must be received by 10:30 a.m. (Eastern Time) on April 29, 2024 (or if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting).

Voting Instruction Form (“VIF”) – Special Meeting of Shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) to be held on May 1, 2024 (the “Meeting”) Notes 1. We are sending to you the enclosed proxy-related materials that relate to a Meeting of the holders of the series or class of securities that are held on your behalf by your intermediary. Unless you attend the Meeting and vote in person (or appoint a proxy holder to do so on your behalf), your securities can be voted only by the representatives of the Corporation identified above, as proxy holder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these securities to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you want to attend the Meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the registered representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed on behalf of management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by management for the Meeting. 7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof. 8. Your voting instructions will be recorded on receipt of the VIF. 9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 10. If you have any questions regarding the enclosed documents, please contact the registered representative who services your account. 11. This VIF should be read in conjunction with the Circular and other proxy materials provided by management. How to Vote INTERNET • Go to: www.meeting-vote.com • Cast your vote online • View Meeting documents TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352, an agent will help you vote online. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this VIF. MAIL, FAX OR EMAIL • Complete and return your signed VIF in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, Ontario M1S 0A1 • You may alternatively fax your VIF to 416-595-9593 or scan and email to proxyvote@tmx.com. All VIFs must be received by 10:30 a.m. (Eastern Time) on April 29, 2024 (or if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting). To vote using your smartphone, please scan this QR Code: